Exhibit 99.1

Enerplus Announces Appointment of New Chief Financial Officer

CALGARY, Sept. 15, 2015 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that Jodi Jenson Labrie has been appointed Senior Vice-President and Chief Financial Officer ("CFO") effective immediately.

Ms. Jenson Labrie joined Enerplus in 2003 and has held progressive leadership roles within the areas of treasury, corporate reporting and compliance, strategic planning and marketing. She has over 20 years of experience in the energy industry and most recently held the position of Vice-President, Finance since 2013. Prior to joining Enerplus, she held an executive position at a U.S. bank and was a senior manager at KPMG LLP, where she held various roles in the Assurance and Financial Advisory Services groups. Ms. Jenson Labrie is a Chartered Accountant and Chartered Business Valuator. She graduated from the University of Calgary with a Bachelor of Commerce (Distinction).

"Jodi has a broad range of financial expertise, and has demonstrated strong leadership in her expanding roles within Enerplus," said Ian Dundas, President and Chief Executive Officer. "Given Jodi's track record and prior contributions to Enerplus, I am excited about Jodi leading our Finance and Information Services teams as we move our strategy forward."

Enerplus has an extensive process to develop future successors for critical roles. Jodi's appointment is a direct result of those efforts. Prior to this, Robert Waters held the role of CFO since joining Enerplus in 2001.

"I wish to express my deep gratitude to Rob Waters for his valuable contribution to Enerplus over the past 14 years," said Ian Dundas, President and Chief Executive Officer. "Rob has been an active and highly valued member of the senior executive team and played a significant role in our company's growth and evolution. On behalf of the Board, management and the staff, we thank him for his contributions."

Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:24e 15-SEP-15